RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Tel.: +91 22 3037 6622
www.reliancecommunications.co.in

RECEIVED
2008 JUL 22 A 8:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08003942

Exemption File No. 82 – 35005

19th July, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

PROCESSED
JUL 25 2008
THOMSON REUTERS

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 18th July, 2008 alongwith a Media Release dated 18th July, 2008, copies of the same are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

dlw 7/23

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.reliancecommunications.co.in

July 18, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: MEDIA RELEASE

We enclose herewith the media release dated July 18, 2008 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

MEDIA RELEASE

RELIANCE COMMUNICATIONS AND MTN MUTUALLY DECIDE TO ALLOW EXCLUSIVITY AGREEMENT TO LAPSE

UNABLE TO PRESENTLY CONCLUDE TRANSACTION OWING TO CERTAIN LEGAL AND REGULATORY ISSUES

Mumbai, India: 18th July, 2008: Shareholders are referred to the announcements made on 26 May and 9 July 2008 relating to exclusive negotiations for a potential business combination between Reliance Communications Limited, India's leading telecom company, and MTN Group, a leading emerging market telecom operator.

Owing to certain legal and regulatory issues, the parties are presently unable to conclude a transaction. Accordingly, it has been mutually decided to allow the Exclusivity Agreement to lapse.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has net worth in excess of Rs. 55,000 crore (US$ 14 billion), cash flows of Rs. 11,000 crore (US$ 2.8 billion), net profit of Rs. 7,700 crore (US$ 1.9 billion) and zero net debt. Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of over 48 million including over 1.5 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 1,850 Indian and multinational corporations, and over 250 global carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 15,000 towns and 400,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 165,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. For more information, visit www.reliancecommunications.co.in

END